CHEN-DRAKE LAW GROUP, P.C.

8491 Sunset Blvd., Suite 368

W. Hollywood, CA 90069

(310) 358-0104 (t); 888-896-7763 (f)

September 9, 2013

Stephen Krikorian, Accounting Branch Chief

Morgan Youngwood, Staff Accountant

Edwin Kim, Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Prime Global Capital Group Incorporated
Form 10-K for the Fiscal Year ended October 31, 2012 Form 10-Q for the Fiscal Quarter Ended April 30, 2013 File No. 000-54288

Dear Messrs. Krikorian, Youngwood and Kim:

Reference is made to the letter received from the staff of the Securities and Exchange Commission dated August 28, 2013 regarding the Annual Report on Form 10-K for the fiscal year ended October 31, 2012 and the Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2013 of Prime Global Capital Group Incorporated (the “Company”).

In order to fully prepare the answers to the issues raised in your letter, we respectfully request on behalf of the Company an extension of the deadline to September 25, 2013 to respond to your letter.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at (310) 358-0104.

Very truly yours,

/s/ Jenny Chen-Drake

Jenny Chen-Drake

cc: Liong Tat Teh, Prime Global Capital Group Incorporated